Amendment

Rec'd 5/21/02

CM

[redacted]

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02022925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 43351

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 31 2002
MAY 17 2002
WASH, D.C.
164

FV 6/21

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PB Funding Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Waterview Drive

(No. and Street)

helton | Connecticut | 06484

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Pizzi | (203) 922-4536

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name)*

300 Atlantic Street | Stamford, | Connecticut | 06901

(Address) | (City) | (State) | Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

6/5/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Michael S. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PB Funding Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

JILL TERLAGA
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PB Funding Corporation

A Subsidiary of Pitney Bowes Credit Corporation

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, Connecticut 06901

We are providing this letter in connection with your audits of the financial statements of PB Funding Corporation (the "Company") as of December 31, 2001 and 2000 and for the years then ended for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of PB Funding Corporation in conformity with generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to those matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of January 29, 2002, the date of your report, the following representations made to you during your audits.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles, and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subject.

2. We have made available to you all:

   a. Financial records and related data.

   b. Consents of stockholder and resolutions of the sole director.

   c. All correspondence with regulatory agencies

   There were no meetings of stockholders, directors, and committees of directors.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices or recordkeeping.

4. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

5. All cash and bank accounts and all other properties and assets of the Company of which we are aware are included in the financial statements at December 31, 2001 and 2000.

6. There are no liabilities of the Company of which we are aware that should be included in the financial statements at the balance sheet dates. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Financial Accounting Standards Board ("FASB") Statement No. 5, *Accounting for Contingencies*, and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Statement.

7. With respect to each of the transactions entered into by the Company and reflected in the financial statements where the related asset sold to a third party was owned by Pitney Bowes Credit Corporation ("PBCC") or one of its affiliates, the Company was appointed by PBCC to act as a broker dealer. Fee income generated is recognized as the related transactions are completed.

8. There has been no:

    a. Fraud involving management or employees who have significant roles in the Company's internal control.

    b. Fraud involving others that could have a material effect on the financial statements. (We understand the term "fraud" to mean those matters described in Statement on Auditing Standards No. 82.)

    c. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties have been properly disclosed in the financial statements. (We understand the term "related party" to include those entities described in Statement on Auditing Standards No. 45, footnote 1.)

There are no:

a. Guarantees, whether written or oral, under which the Company is contingently liable.

b. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties*. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

c. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

d. Financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk.

e. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

12. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. There were no material weaknesses or inadequacies during the period from January 1, 2001 to January 29, 2002 in the internal controls and the practices and procedures followed in:

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and compliance with the exemptive provision of Rule 15c3-3.

b. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

14. Net capital computations, prepared by the Company during the period from January 1, 2001 through December 31, 2001, indicated that the Company was in compliance with the requirements of Rule 15c 3-1 (and applicable exchange requirements) at all times during the period. The Company claims exemption from Rule 15c3-3 under section (k)(1). Because of this exemption, the Company has not included the schedule of "Computation for

Determination of Reserve Requirements Under Rule 15c3-3" or the schedule of "Information for Possession or Control Requirements Under Rule 15c3-3".

15. Management fees have been charged to PB Funding by PBCC in accordance with the terms of the operating agreement as amended.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Michael S. Ryan
President
PB Funding Corporation

Christian D. Hughes
Director, PB Funding Corporation
And
Vice President, Secretary and
General Counsel
Pitney Bowes Financial Services

David Kleinman
Vice President, Finance and Chief
Administrative Officer
Pitney Bowes Credit Corporation

Dessa Bokides
Treasurer
Pitney Bowes Credit Corporation

Michael C. Costello
Controller
Pitney Bowes Credit Corporation